SEC 06004395 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH, D.C. 213

SEC FILE NUMBER
8- 15469

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kramer Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7120 SW 95th Street
(No. and Street)

Miami (City) FL (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Kramer 305-667-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney & Company, CPAs, LLC
(Name – *if individual, state last, first, middle name*)

2419 E. Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kramer Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2.25.06

Notary Public

Notarized only as to signature

MA ANDREA SANTOS
Notary Public - State of Florida
My Commission Expires Jul 13 2009
Commission # DD 450364
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S

SWEENEY & COMPANY
CPAs, LLC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Kramer Securities Corporation

We have audited the statements of assets, liabilities and income which appears on pages one through five of the FOCUS Report of Kramer Securities Corporation as of December 31, 2005, and the related statements of changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kramer Securities Corporation as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital which appears on pages nine through thirteen of the FOCUS Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney + Company, CPA's, LLC

February 23, 2006

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone (954) 202-9902 Facsimile (954) 202-9903

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Special Request** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic (•) Alternate ( ) [0011]

Name of Broker Dealer: KRAMER SECURITIES CORPORATION [0013]

SEC File Number: 8- 15469 [0014]

Address of Principal Place of Business: 7120 S.W. 95 STREET [0020]

MIAMI [0021] FL [0022] 33156 [0023]

Firm ID: 2474 [0015]

For Period Beginning 01/01/2005 [0024] And Ending 12/31/2005 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ALBERT KRAMER, PRESIDENT [0030] Phone: 305 667-9922 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ____ [0032] Phone: ____ [0033]

Name: ____ [0034] Phone: ____ [0035]

Name: ____ [0036] Phone: ____ [0037]

Name: ____ [0038] Phone: ____ [0039]

Does respondent carry its own customer accounts? Yes ( ) [0040] No (•) [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	20,453 [0200]		20,453 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	3,303 [0295]		
	B. Other	4,090 [0300]	[0550]	7,393 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	57,260 [0424]		
	E. Spot commodities	[0430]		57,260 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost 7,800 [0130]			
	B. At estimated fair value	[0440]	7,800 [0610]	7,800 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	3,777 [0680]	3,777 [0920]
11.	Other assets	[0535]	10 [0735]	10 [0930]
12.	TOTAL ASSETS	85,106 [0540]	11,587 [0740]	96,693 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	649 [1205]	[1385]	649 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
	2. Includes equity subordination (15c3-1(d)) of ______ [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	649 [1230]	0 [1450]	649 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ______ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	7,500 [1792]
	C. Additional paid-in capital	8,592 [1793]
	D. Retained earnings	79,952 [1794]
	E. Total	96,044 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	96,044 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	96,693 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2005 [3932] Period Ending 12/31/2005 [3933] Number of months 12 [3931]

REVENUE

1.	Commissions:		
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	[3935]
	b.	**Commissions on listed option transactions**	2,088 [3938]
	c.	**All other securities commissions**	42,396 [3939]
	d.	**Total securities commissions**	44,484 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	**From market making in options on a national securities exchange**	[3945]
	b.	**From all other trading**	[3949]
	c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		21,123 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		1,512 [3995]
9.	Total revenue		67,119 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		26,332 [4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]	
14.	Regulatory fees and expenses		2,113 [4195]
15.	Other expenses		39,324 [4100]
16.	Total expenses		67,769

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-650 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-650 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-256 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 35158 [4335A]	FIRST CLEARING, LLC [4335A2]	All [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		96,044 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		96,044 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		96,044 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	11,587 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	-11,587 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		84,457 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		1,145 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-1,145 [3740]
10. Net Capital			83,312 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	43 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	78,312 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	83,247 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			649 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts (List)			

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			649 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 1 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			99,694 [4240]
	A.	Net income (loss)		-650 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	-3,000 [4270]
2.	Balance, end of period (From item 1800)			96,044 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

KRAMER SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common stock		Additional paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balance, January 1, 2005	7,500	$ 7,500	$ 8,592	$ 83,602	$ 99,694
Distributions to shareholder	-	-	-	(3,000)	(3,000)
Net loss	-	-	-	(650)	(650)
Balance, December 31, 2005	7,500	$ 7,500	$ 8,592	$ 79,952	$ 96,044

The accompanying notes are an integral part of these financial statements.

KRAMER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss	$	(650)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Depreciation		1,596
Decrease in accounts receivable		3,307
Decrease in accounts payable		(153)
Net cash provided by operating activities		4,100
Cash flows from investing activities:		
Purchase of not readily marketable securities		(4,500)
Net cash used by investing activities		(4,500)
Cash flows from financing activities:		
Distributions to shareholders		(3,000)
Net cash used in financing activities		(3,000)
Net decrease in cash and cash equivalents		(3,400)
Cash and cash equivalents, beginning of the year		81,113
Cash and cash equivalents, end of the year	$	77,713
Supplemental information:		
Cash paid for interest during the year	$	-
Cash paid for income taxes during the year	$	-

The accompanying notes are an integral part of these financial statements.

1. BUSINESS

Kramer Securities Corporation (the "Company") was incorporated in Florida on April 15, 1969. The Company is a fully disclosed, introducing NASD broker-dealer transacting business in stocks, mutual funds and direct participation programs. The Company maintains its records in conformity with the requirements of the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company office is located in Miami, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Receivables from broker dealers – Receivables from broker dealers are for commissions and dealer discounts. No allowance for doubtful collections has been recorded and bad debt is recorded when determinable.

Property and equipment – Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method. When equipment is disposed of, the cost and accumulated depreciation are written off at the time of disposal.

Investments – Investments consist of warrants acquired during April 2000 and shares of the NASDAQ Stock Market, Inc. acquired during 2005. Investments are stated at cost, which is the same as the estimated net realizable value. There is no market for these securities at this time.

Revenue recognition – Commission revenue and expense associated with transactions in securities, mutual funds and other products are recorded on a trade date basis.

Income taxes – The Company, with the consent of its stockholders, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2005 consisted of the following:

Furniture and equipment	$ 12,662
Less: accumulated depreciation	(8,885)
	$ 3,777

Depreciation expense for the year ended December 31, 2005 was $1,596.

4. RELATED PARTY TRANSACTION AND LEASE COMMITMENT

The Company leases office space from its stockholder on a month-to-month basis, at $700 per month. Rent expense for the year ended December 31, 2005, was $8,538 including safe deposit rental.

5. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005, the Company had net capital of $83,312, which was $78,312 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 1%.

KRAMER SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

I. EXEMPTION PURSUANT TO RULE 15c3-3

Kramer Securities Corporation operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

II. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

During the year ended December 31, 2005, the Company had no liabilities subordinated to the claims of general creditors.

III. RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

Pursuant to Rule 17a5(d)(4), there were no material differences in the computation of net capital in the Company's audited annual FOCUS report for the year ended December 31, 2005, and the computation of net capital contained in the Company's corresponding unaudited Form X-17a-5 Part II filing for the quarter ended December 31, 2005.

SWEENEY & COMPANY
CPAs, LLC
Certified Public Accountants and Consultants

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Kramer Securities Corporation

In planning and performing our audit of the financial statements of Kramer Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone (954) 202-9902 Facsimile (954) 202-9903

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Sweeney & Company, CPAs, LLC

February 23, 2006